Exhibit 99.1
News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business Editors:
     Claude Resources Inc. Announces Non-Brokered Debenture Offering

     /THIS RELEASE IS NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR
     DISSEMINATION IN THE UNITED STATES/

     Toronto Stock Exchange
     Trading symbol - CRJ
     AMEX - CGR

     SASKATOON, March 13 /CNW/ - Claude Resources today announced that it plans to proceed with a non-brokered debenture offering of up to $20 Million
(Cdn.).
     Proceeds will be used to facilitate the ongoing expansion of gold production at the Company's Seabee mine, dewatering of the mine shaft and exploration at the Company's Madsen project at Red Lake, and general corporate purposes.
     The debenture offering, which is subject to regulatory approval, will feature a five year term that is subject to early redemption provisions. It will pay an annual interest rate of 12.0% with interest to be paid monthly and the principal to be paid upon maturity. Minimum debenture purchase will be
$100,000 per purchaser. Upon issuance and subject to regulatory approval, the
Company will use its best efforts to list the debenture notes for trading on the Toronto Stock Exchange for the term of the debenture.
     Subject to regulatory approval, debenture holders will be entitled to warrants in the amount of 10% of the debenture purchase (100 warrants per
$1,000 of debentures). Each warrant will entitle the holder to acquire one common share of Claude Resources Inc. at the exercise price of $2.00 for a period of five years from the date of the closing. Also, subject to regulatory approval, the Company will use its best efforts to list the warrants on the
Toronto Stock Exchange for the term of the warrant.
     Finders' fees of up to 5% of the gross proceeds of the offering are payable in cash or shares at, and conditional on, the closing of the offering which is expected to be on or about April 15, 2008.
     The securities offered have not been registered under the United States
Securities Act of 1933, as amended, and may not be offered or sold in the
United States absent registration or an applicable exemption from the registration requirements. This media release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful.

     Claude Resources Inc. is a public company based in Saskatoon,
Saskatchewan, whose shares trade on the Toronto Stock Exchange (TSX-CRJ) and the American Stock Exchange (AMEX-CGR). Claude is a gold exploration and mining company with an asset base located entirely in Canada. Since 1991,
Claude has produced approximately 800,000 ounces of gold from its Seabee mine.
The Company also owns 100% of the 10,000 acre Madsen property in the prolific
Red Lake gold camp of northwestern Ontario.

     CAUTION REGARDING FORWARD-LOOKING INFORMATION

     This news release contains certain forward-looking statements relating but not limited to the Company's expectations, intentions, plans and beliefs.
Forward-looking information can often be identified by forward-looking words such as "anticipate", "believe", "expect", "goal", "plan", "intent",
"estimate", "may" and "will" or similar words suggesting future outcomes or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information may include reserve and resource estimates, estimates of future production, unit costs, costs of capital projects and timing of commencement of operations, and is based on current expectations that involve a number of business risks and uncertainties. Factors that could cause actual results to differ materially from any forward-looking statement include, but are not limited to, failure to establish estimated resources and reserves, the grade and recovery of mined ore varying from estimates, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors. Forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from expected results.
     Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Shareholders are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. Claude Resources undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

     %SEDAR: 00000498E          %CIK: 0001173924

     /For further information: Neil McMillan, President & CEO, Claude
Resources Inc., Phone: (306) 668-7505 or Dwight Percy, Communications and
Corporate Development Manager, Claude Resources Inc., Phone: (306) 668-7501,
Email: clauderesources(at)clauderesources.com, Website: www.clauderesources.com/
     (CRJ. CGR)

CO:  CLAUDE RESOURCES INC.

CNW 12:40e 13-MAR-08